Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Apr 4, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents		$30	$20
Accounts receivable	3	142	136
Taxes receivable		40	63
Inventory	4	253	230
Prepaids		10	13
		475	462
Non-current assets
Property, plant and equipment	7, 15	1,397	1,427
Intangible assets		19	21
Deferred income tax assets		1	2
Other assets		12	9
		1,429	1,459
		$1,904	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$208	$259
Taxes payable		1	1
		209	260
Non-current liabilities
Long-term debt	5	677	657
Other long-term debt	3	95	68
Other liabilities	6	34	40
Deferred income tax liabilities		223	192
		1,029	957
Shareholders’ equity		666	704
		$1,904	$1,921
(See accompanying notes)
Commitments and Contingencies (note 13)
Subsequent Events (note 3 and 16)

Exhibit 99.2

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions, except per share information)	Note	Q1 2020	Q1 2019
Sales	15	$467	$476
Cost of sales		(389)	(432)
General and administrative expenses		(3)	(3)
Depreciation and amortization	15	(35)	(35)
Operating income		40	6
Non-operating items:
Finance costs		(12)	(11)
Interest income		—	1
Earnings (loss) before income tax		28	(4)
Income tax (expense) recovery	9	(8)	5
Earnings		$20	$1
Earnings per common share	10
Basic and diluted		$0.25	$0.01
(See accompanying notes)
Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Q1 2020	Q1 2019
Earnings	$20	$1
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligations	4	(1)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(29)	6
Other comprehensive (loss) income, net of tax	(25)	5
Comprehensive (loss) income	$(5)	$6
(See accompanying notes)

Exhibit 99.2

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Note	Q1 2020	Q1 2019
Share capital	8
Balance, beginning of period		$1,278	$1,280
Issue of common shares upon exercise of options		1	—
Common shares repurchased and cancelled		(15)	(24)
Common shares repurchased and cancelled under ASPP		—	24
Balance, end of period		$1,264	$1,280
Merger reserve	8	$(96)	$(96)
Contributed surplus		$4	$4
Retained deficit
Balance, beginning of period		$(299)	$(168)
Earnings		20	1
Common share dividends		(12)	(25)
Common shares repurchased and cancelled	8	(7)	(19)
Common shares repurchased and cancelled under ASPP	8	—	18
Balance, end of period(i)		$(298)	$(193)
Accumulated other comprehensive loss
Balance, beginning of period		$(183)	$(197)
Other comprehensive (loss) income		(25)	5
Balance, end of period	8	$(208)	$(192)
Shareholders’ equity		$666	$803
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained (deficit) earnings	(35)	70
	$(298)	$(193)

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Note	Q1 2020	Q1 2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$20	$1
Items not affecting cash:
Depreciation and amortization	15	35	35
Deferred income tax	9	31	21
Other items	11	4	18
		90	75
Net change in non-cash operating working capital balances	11	(69)	(111)
Net change in taxes receivable and taxes payable		18	(61)
		39	(97)
Investing activities
Investment in property, plant and equipment		(29)	(40)
Investment in intangible assets		(1)	—
		(30)	(40)
Financing activities
Common share dividends paid		(12)	(25)
Issue of common shares	8	1	—
Repurchase of common shares	8	(22)	(43)
Repayment of lease obligations	7	(3)	(3)
Accounts receivable securitization drawings	3	27	80
Revolving bank lines drawings	5	20	—
		11	9
Foreign exchange revaluation on cash and cash equivalents held		(10)	2
Cash and cash equivalents
Increase (decrease) during period		10	(126)
Balance, beginning of period		20	128
Balance, end of period		$30	$2
(See accompanying notes, including note 11 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these condensed consolidated interim financial statements (interim financial statements) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At period-end, Brookfield's interest was approximately 43% of the outstanding common shares of the Company.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2019 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2019 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on May 5, 2020.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies

(i)	Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for Norbord on January 1, 2020 and did not have any impact on its interim financial statements.
NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $120 million (December 31, 2019 – $110 million) in trade accounts receivable, and the Company recorded drawings of $95 million as other long-term debt (December 31, 2019 – $68 million) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits

Exhibit 99.2

and enhancement ratios. At period-end, the Company's drawings of $95 million were the maximum available drawings under the program at that time. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to total capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, the utilization charges on drawings ranged from 2.2% to 2.8% (2019 – 1.6% to 4.1%).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at May 5, 2020, the Company’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Apr 4, 2020	Dec 31, 2019
Raw materials	$80	$62
Finished goods	85	81
Operating and maintenance supplies	88	87
	$253	$230
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $16 million (December 31, 2019 – $18 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Apr 4, 2020	Dec 31, 2019
Principal value
6.25% senior secured notes due April 2023	$315	$315
5.75% senior secured notes due July 2027	350	350
Revolving bank lines	20	—
	685	665
Less: Unamortized debt issue costs	(8)	(8)
	$677	$657
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2023 and 2027 senior secured notes.
At period-end, $20 million (December 31, 2019 – none) of the revolving bank lines were drawn as cash, $8 million (December 31, 2019 – $8 million) was utilized for letters of credit and guarantees and $217 million (December 31, 2019 – $237 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.2

NOTE 6. OTHER LIABILITIES

(US $ millions)	Apr 4, 2020	Dec 31, 2019
Defined benefit pension obligations	$15	$16
Lease obligations	10	12
Accrued employee benefits	5	6
Reforestation obligations	4	4
Unrealized monetary hedge loss	—	1
Other	—	1
	$34	$40

NOTE 7. LEASES
During the quarter, $1 million (2019 – $1 million) of payments related to short-term leases was included in cost of sales. During the quarter, finance costs include less than $1 million (2019 – less than $1 million) related to lease liabilities.
During the quarter, total cash outflows related to all leases were $4 million (2019 – $4 million).
Leases of certain production equipment contain residual value guarantees of the right-of-use assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million (2019 – less than $1 million).

NOTE 8. SHAREHOLDERS’ EQUITY
Share Capital

	Q1 2020		Q1 2019
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	81.5	$1,278	81.7	$1,280
Issuance of common shares upon exercise of options	0.1	1	—	—
Reverse accrual for shares repurchased and/or cancelled in 2019	—	—	1.6	24
Shares repurchased in 2018 and cancelled in 2019	—	—	(0.2)	(2)
Shares repurchased and cancelled in 2020 and 2019	(1.0)	(15)	(1.4)	(22)
Common shares outstanding, end of period	80.6	$1,264	81.7	$1,280
Normal Course Issuer Bid Program
In October 2019, the Company renewed its NCIB in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 4,083,429 of its common shares, representing 5% of Norbord’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 shares subject to the Company’s ability to make “block” purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX has temporarily doubled the daily purchase limit such that Norbord may purchase 145,940 shares per day until June 30, 2020.

In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. During the quarter, the Company repurchased and cancelled 0.1 million common shares under the ASPP for a total cost of $2 million, $1 million of which represents a reduction in share capital and the remaining $1 million was charged to retained earnings.

During the first quarter of 2020, after expiry of the ASPP, the Company also repurchased and cancelled an additional 0.9 million common shares under the current NCIB program for a total cost of $20 million. Of the total cost, $14 million represents a reduction in share capital and the remaining $6 million was charged to retained earnings.

Exhibit 99.2

Under its prior NCIB that commenced on November 5, 2018 and expired on November 4, 2019, the Company previously sought and received approval from the TSX to purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules. Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. The Company had exhausted its prior NCIB limit.

During the first quarter of 2019, the Company repurchased and cancelled 1.4 million common shares under the prior ASPP for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition.
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance as consideration and the book value of Ainsworth’s net assets exchanged.
Stock Options
During the quarter, no stock options were granted (2019 – no stock options) and stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2019 – less than $1 million).

During the quarter, 0.1 million common shares (2019 – less than 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $1 million (2019 – less than $1 million) in addition to less than $1 million (2019 – less than $1 million) representing the vested amount of stock options transferred from contributed surplus.
Accumulated Other Comprehensive Loss

(US $ millions)	Apr 4, 2020	Dec 31, 2019
Foreign currency translation loss on foreign operations, net of tax of $(4) (December 31, 2019 – $(4))	$(174)	$(145)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2019 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $9 (December 31, 2019 – $9)	(26)	(30)
Accumulated other comprehensive loss, net of tax	$(208)	$(183)

NOTE 9. INCOME TAX
Income tax (expense) recovery recognized in the statement of earnings comprises the following:

(US $ millions)	Q1 2020	Q1 2019
Current income tax recovery	$23	$26
Deferred income tax expense	(31)	(21)
	$(8)	$5

NOTE 10. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q1 2020	Q1 2019
Earnings available to common shareholders	$20	$1
Common shares (millions):
Weighted average number of common shares outstanding	81.5	82.1
Dilutive stock options(1)	0.1	0.3
Diluted number of common shares	81.6	82.4
Earnings per common share:
Basic and diluted	$0.25	$0.01

(1)
Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. For the quarter, there were 0.9 million stock options (quarter ended April 6, 2019 – 0.5 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 11. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q1 2020	Q1 2019
Stock-based compensation	$—	$1
Pension funding greater than expense	—	(1)
Cash interest paid (greater) less than interest expense	(1)	9
Amortization of debt issue costs	—	1
Unrealized loss on outstanding currency forwards	—	3
Unrealized foreign exchange loss on translation of monetary balances	5	4
Other	—	1
	$4	$18
The net change in non-cash operating working capital balances comprises:

(US $ millions)	Q1 2020	Q1 2019
Cash (used for) provided by:
Accounts receivable	$(16)	$(29)
Prepaids	3	2
Inventory	(27)	(39)
Accounts payable and accrued liabilities	(29)	(45)
	$(69)	$(111)

Exhibit 99.2

Cash interest and income taxes comprises:

(US $ millions)	Q1 2020	Q1 2019
Cash interest paid	$13	$1
Cash interest received	—	(1)
Cash income taxes paid	1	50
Cash income taxes received	(42)	(15)
The net change in financial liabilities arising from financing activities comprises:

(US $ millions)	Q1 2020	Q1 2019
Other long-term debt	$27	$80
Revolving bank lines	20	—
Net increase in financial liabilities	$47	$80
Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Q1 2020	Q1 2019
Cash movements:
Accounts receivable securitization drawings	$27	$80
Revolving bank lines drawings	20	—
	47	80
Non-cash movements:
Amortization of debt issue costs	—	1
	—	1
Net increase in financial liabilities	$47	$81

Exhibit 99.2

NOTE 12. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Apr 4, 2020		Dec 31, 2019
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$30	$30	$20	$20
Accounts receivable	Amortised cost	142	142	136	136
Other assets(1)	Amortised cost	1	1	1	1
		$173	$173	$157	$157
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$208	$208	$259	$259
Long-term debt(2)	Amortised cost	685	639	665	702
Other long-term debt	Amortised cost	95	95	68	68
Other liabilities(1)	Amortised cost	9	9	12	12
		$997	$951	$1,004	$1,041

(1)	Excludes lease obligations and defined benefit pension asset and obligations scoped out of IFRS 9, Financial instruments (note 6).

(2)	Principal value of long-term debt excluding debt issue costs of $8 million (2019 – $8 million) (note 5).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below. As at April 4, 2020, the provision for doubtful accounts was less than $1 million (December 31, 2019 – less than $1 million).
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $2 million (December 31, 2019 – C $52 million) in place to buy Canadian dollars and sell US dollars with maturities in April 2020 (December 31, 2019 – buy US dollars and sell Canadian dollars). The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2019 – an unrealized loss of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end. During the quarter, net realized gains on the Company's matured hedges were $1 million (2019 – $1 million).

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €15 million (December 31, 2019 – €30 million) in place to buy Pounds Sterling and sell Euros with maturities between April to June 2020. The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2019 – less than $1 million). During the quarter, net realized losses on the Company's matured hedges were less than $1 million (2019 – less than $1 million).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.
NOTE 13. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

Exhibit 99.2

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$30	$31	$40	$101
Lease obligations	8	9	4	21
Reforestation obligations	1	2	1	4
	$39	$42	$45	$126

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.
NOTE 14. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2019 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $13 million (2019 – $18 million) were made to Interex. At period-end, $3 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2019 – less than $1 million) and is included in other assets.

NOTE 15. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q1 2020
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$346	$121	$—	$467
EBITDA(1)	68	10	(3)	75
Depreciation and amortization	29	6	—	35
Additions to property, plant and equipment	13	11	—	24
Property, plant and equipment	1,132	265	—	1,397

				Q1 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$330	$146	$—	$476
EBITDA(1)	23	21	(3)	41
Depreciation and amortization	28	7	—	35
Additions to property, plant and equipment	25	5	—	30
Property, plant and equipment(2)	1,147	280	—	1,427

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Balance as at December 31, 2019.

Exhibit 99.2

NOTE 16. SUBSEQUENT EVENTS
The current COVID-19 pandemic may negatively impact the business, financial results and conditions of the Company, as the pandemic’s severity and duration is uncertain. The Company could experience other potential impacts as a result of COVID-19, including, but not limited to, the carrying values of the Company's property, plant and equipment, the measurement of the assets and obligations under its defined benefit pension plans, its estimate of the annual effective tax rate for the year, and its allowance for expected credit losses. At this time, the Company is unable to estimate with a reasonable degree of confidence the extent of the impact of the COVID-19 pandemic on the Company’s future operating financial performance.